[Intersil letterhead]

March 30, 2006

Kevin Kuhar

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Intersil Corporation
Form 10-K for fiscal year ended December 30, 2005
File No. 000-29617

Dear Mr. Kuhar:

Thank you for your letter dated March 16, 2006 and your comments regarding our filings. Below please find your comments and our corresponding responses. Intersil and its management strive to provide disclosures that are informative and accurate. We welcome these comments as a means to enhance our disclosures and ensure that we are fully compliant with all of the disclosure requirements of the Unites States Securities and Exchange Commission.

In response to your specific request (page 3 of your letter), in connection with response, I hereby acknowledge, on behalf of the Company, the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses:

Consolidated Statements of Operations, page 43

1. We note the presentation of your amortization of unearned compensation from deferred stock units as a separate line item in this statement. Note that the expense related to share-based payment arrangements should be classified in the same line or lines as cash compensation paid to employees. Please revise future filings to properly reflect the amortization of unearned compensation as research and development and selling, general and administrative expenses as appropriate. As indicated in SAB Topic 14-F, you may present the related compensation charges in a parenthetical note to the

Kevin Kuhar

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

March 30, 2006

appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A. Alternatively, please tell us how your current presentation complies with SAB Topic 14-F or other applicable literature.

In response, in future filings, we will include expenses related to share-based payment arrangements in the same lines as cash compensation paid to the recipient employees. With adoption of SFAS 123R in the Company’s first fiscal quarter ending March 31, 2006, such classification is required.

Note 12 – Segment Information, page 62

2. We note that you operate in one industry, high performance integrated circuits, and conclude that you are comprised of one operating segment as defined by paragraph 10 of SFAS 131. However, we note on page 56, your disclosure that you have two reporting units, Analog Systems Processing and Power Management. Please discuss why your reporting units are not considered operating segments under SFAS 131. If you are aggregating your operating segments, supplementally tell us why you believe the segments meet the aggregation criteria outlined in paragraph 17 of SFAS 131, including why you believe the segments have similar economic characteristics. We may have further comments after reviewing your response.

We do not adjudge our two reporting units disclosed on page 56 to be reportable segments under SFAS 131 due to the aggregation criteria in paragraph 17.

Discussion:

SFAS 131, paragraph 17, speaks to the concept of aggregation of operating segments into a single operating segment if aggregation is consistent with the objectives of SFAS No 131, the operating segments have similar economic characteristics and other criteria are met. Our product groups have similar economic characteristics based on our estimates of gross margins, ROI, and other development and support costs. In addition, we utilize one production organization for all products and one global sales and distribution function that handles all products. Our Company both fabricates and purchases silicon wafers for use downstream in specific production of products. While discrete sales information is available at the product level and can be aggregated in a number of different ways, any attributed cost is substantially an allocation methodology and not a direct cost attributed to a single product group. We believe that the aggregation of our operating segments, which all involve analog semiconductor technology and utilize shared manufacturing, sales and administrative resources, is consistent with the

Kevin Kuhar

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

March 30, 2006

objectives of the SFAS No 131 and gives users of the financial statements a view of the Company consistent with how it is viewed by management and industry analysts. In addition, paragraph 17 specifies the following additional aggregation criteria

a.	The nature of the products: all of our products utilize analog integrated circuit technology, a well-defined sub-group of the worldwide semiconductor industry.

b.	The nature of the production processes: while our products do take differing forms by the time they are expressed as a salable component, they all:

a.	start with wafer fabrication or a purchased wafer,

b.	involve imprinting circuitry thereon and arranging for input and output leads or one sort or another, and

c.	are critically impacted by yielded processes in manufacture, meaning that to make them economically, the imperfect parts must be constantly discovered through test procedures to forestall inputting additional manufacturing value into a bad part.

c.	The type or class of customer for the products: while we have a large number of customers that span a range of end markets, our customers are all involved in the custom or OEM manufacture of electronic systems and products.

d.	The methods used to distribute the products: we have two primary distribution methodologies for our products, which mirror the entire semi-conductor industry distribution system:

a.	Distributors, who aggregate products and orders and sell-through to lower volume users, and

b.	Direct/OEM sales for customized design and/or large order quantity products.

In our view, our products do not have vastly differing characteristics on any of these criteria.

For these reasons, we believe that we have one reportable segment to our business: the design, development, manufacture and marketing of high-performance integrated circuits.

Item 9A. Controls and Procedures, page 78

3. Item 308(c) of Regulation S-K requires you to disclose any change in the company’s internal control over financial reporting that occurred during the company’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting. Accordingly, please revise the filing to discuss all changes in your internal control over financial reporting which has

Kevin Kuhar

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

March 30, 2006

materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting, or alternatively, please definitively state that there has been no such change. Please revise to comply or advise us how you have already complied with Item 308(c).

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) occurred during the fiscal quarter ended December 30, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Upon conclusion of this review process we intend to file an amendment to our Annual Report on Form 10-K that adds a statement to this effect to Item 9A on page 79 as indicated in the marked text included with this letter as Attachment A.

Sincerely,

/s/ David A. Zinsner
David A. Zinsner Chief Financial Officer Intersil Corporation

Kevin Kuhar

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

March 30, 2006

Attachment A

Insert to replace paragraph 2 on page 79 of our 10-K filing. Underlined text represents change.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Furthermore, management has concluded that no change in internal control over financial reporting occurred during the Company’s fiscal fourth quarter ended December 30, 2005 that has materially affected, or is reasonably likely to materially affect, such internal control over financial reporting. We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.